Delisting Determination,The Nasdaq Stock Market, LLC,
DATE, 2012, AutoChina International Limited. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the ordinary shares of AutoChina International Limited
(the Company), effective at the opening of the trading session on DATE, 2012. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5100 and 5250(c)(1). The Company was notified of the Staffs determination on September 8, 2011.
The Company appealed the determination to a Hearing Panel and also requested that the Panel stay the delisting action pending the hearing. The Panel denied this request and notified the Company on September 15, 2011 that its shares would be suspended on October 4, 2011. After a hearing and review of the information provided by the Company and Staff, the Panel issued a decision on January 18, 2012 denying the Company continued listing. The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The
Listing Council did not call the matter for review.
The Panels Determination to delist the Company became final on March 5, 2012.